 Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general & special meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province”, the “Corporation”) will be held at Terminal City Club, 837 Hastings Street West, Vancouver, British Columbia V6C 1B6, on Tuesday June 21, 2016 at 2:00 p.m. (Vancouver time) for the following purposes:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2015, together with the report of the auditors thereon;
(b)	to fix the number of directors at six (6);
(c)	to elect directors for the ensuing year; and
(d)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration;
(e)	to consider and, if thought advisable, to approve by ordinary resolution in the form set out in Schedule “C”, the Mountain Province Long Term Equity Incentive Plan, as described in the management information circular of Mountain Province accompanying and forming part of this notice; and
(f)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice of meeting is accompanied by a form of proxy, the management information circular, the audited consolidated financial statements of Mountain Province for the financial year ended December 31, 2015, and a supplemental mailing list form. The directors of Mountain Province have fixed the close of business on May 17, 2016 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the meeting.

DATED as of May 17, 2016.
BY ORDER OF THE BOARD OF DIRECTORS

“Patrick Evans”

Patrick Evans
President and Chief Executive Officer